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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F X Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items

1. Press Release re Attunity Products Certified for Novell exteNd SOA Suite dated August 10, 2004.

                                                                          Item 1

Press Release                                                   Source: Attunity

Attunity Products Certified for Novell exteNd SOA Suite

Tuesday August 10, 10:15 am ET

Attunity joins Novell's PartnerNet Program as a Certified Solution for Legacy Data Integration

WAKEFIELD, Mass.--(BUSINESS WIRE)--Aug. 10, 2004--Attunity, Ltd. (NASDAQ: ATTU -
News), a leading provider of enterprise data integration software, announced today that it has partnered with Novell (NASDAQ: NOVL - News) to certify its products for Novell exteNd, Novell's J2EE-based service-oriented application development suite. Novell exteNd will utilize the Attunity product family to further expand its integration capabilities to the mainframe, HP and legacy platforms.

With the Novell exteNd suite, corporate application developers can rapidly assemble integration, portal and identity services to securely deliver business information to the right users. Attunity products enhance the integration capabilities of Novell exteNd by providing additional connectivity to information in mainframe, legacy and HP platforms, enabling customers to fully utilize and extend existing applications and investments.

"Novell is excited about partnering with Attunity to provide our customers with an expanded set of connectivity technology," said Frank Auger, vice president of Novell exteNd and Nsure product management and marketing. "Attunity provides unique expertise in the area of accessing non-relational data sources. This expertise combined with exteNd's visual integration capabilities provides compelling value for our customers."

Attunity products reside natively on the data server to provide standard, service-oriented integration to a broad list of data sources on platforms ranging from Windows and Unix to HP NonStop and Mainframe. With robust support for metadata, bi-directional read/write access and transaction management, Attunity products simplify and reduce the cost of legacy integration while enhancing performance.

As a member of Novell's PartnerNet program, Attunity joins an extensive community where partners can interact with Novell and other partners to allow synergies between Novell's partner groups to be tapped more effectively in partner-to-partner business relationships.

"Together, Novell and Attunity are providing customers with higher levels of reliability and performance by making connections between platforms simple," said Dan Potter, vice president of marketing and business development at Attunity. "We are excited to be an official technology partner of Novell and look forward to building a strong, successful relationship."

About Attunity Ltd.

Attunity is a leading provider of enterprise data integration software. Using Attunity's products, companies can seamlessly connect to data sources, stream data changes across the enterprise, and federate heterogeneous information to achieve a single view of their business. Employing a unique distributed architecture, Attunity software runs natively on enterprise data servers, turning locked data silos into an efficient Information Grid. The result is significantly enhanced performance and reduced cost of ownership.

More than 1000 customers are using Attunity software world-wide for data integration initiatives such as service-oriented integration to the mainframe as part of EAI projects, legacy data access for business intelligence and reporting, real-time and efficient ETL based on change data capture, and single customer views from disparate information sources. Also, Attunity is a trusted partner for industry leaders like Oracle and HP who embed Attunity software into their products and solution offerings.

---------------

Contact:
     Attunity
     Stefan Wennik, 781-213-5218
     stefan.wennik@attunity.com
     or
     fama PR
     Kate Aldinger, 617-758-4147
     attunity@famapr.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                                (Registrant)



                                            By: /s/Ofer Segev
                                                -------------
                                                Ofer Segev
                                                Chief Financial Officer


Date: August 10, 2004